Exhibit 99.1

Mogo Inc. Announces Name Change to Orion Digital Corp.

Rebrand reflects company’s evolution into a founder-led, multi-engine platform focused on long-term compounding

Vancouver, BC – December 30, 2025 — Mogo Inc. (NASDAQ: MOGO; TSX: MOGO) today announced its corporate name change to Orion Digital Corp. (“Orion Digital”), marking the company’s evolution into a founder-led, disciplined, multi-engine digital finance platform operating across wealth, payments, and digital assets. The Company’s common shares are expected to begin trading under the new ticker symbol ORIO on Nasdaq and TSX on January 2, 2026.

Orion Digital is built on a foundation of recurring platform revenues, global infrastructure with embedded operating leverage, and a capital framework focused on disciplined capital allocation. It operates across three integrated engines:

•	Intelligent Investing - a next-generation behavioral-edge wealth platform
•	Carta Worldwide - global payments infrastructure powering billions in annual processing
•	Bitcoin Treasury - a long-duration digital asset reserve with early-mover credibility

“Orion Digital reflects who we are now and where we’re going,” stated Orion Digital’s Co-Founder & President Greg Feller. “We’ve spent years transforming our company into a focused multi-engine platform built on high-leverage businesses across wealth, payments, and Bitcoin, under a unified strategy focused on sustainable execution and disciplined growth.”

Intelligent Investing builds durable long-term investing practices through behavioral design, education, and automation. In a retail landscape dominated by speculation, prediction markets, and dopamine-driven trading apps, where research suggests many retail investors underperform market returns, Intelligent Investing is designed to help investors compound over time rather than react to short-term noise.

Carta Worldwide powers billions in annual processing volume for enterprises and fintech innovators around the world and is designed to scale with meaningful operating leverage alongside customer demand. Through its clients, Carta Worldwide provides payments infrastructure supporting programs that reach approximately 7 million end consumers. With optionality for future growth, including stablecoin settlement and digital asset infrastructure, Carta Worldwide is positioned to scale methodically as volume increases.

In 2020, Orion Digital became one of the first Nasdaq-listed companies to add Bitcoin to its corporate treasury, demonstrating early conviction in digital assets and forward-looking capital allocation. Today, the Company continues to expand its Bitcoin reserves as part of a structured treasury strategy intended to complement its operating businesses. As Bitcoin matures into a global monetary asset, this reserve is intended to support long-term shareholder alignment.

The Company was also the largest shareholder in WonderFi following its merger with Coinsquare, a digital asset platform, in 2023. In 2024, Robinhood Markets, Inc. announced its acquisition of WonderFi for $250 million.

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“Our goal has always been simple: to build durable businesses that create lasting value,” said Orion Digital’s Co-Founder & CEO David Feller. “With multiple operating engines, founder-led stewardship, and a disciplined approach to capital allocation, we believe Orion Digital is positioned to compound value over time.”

Since founding the Company over two decades ago, the founders have not sold any shares and continue to be among the largest shareholders, underscoring enduring alignment with shareholders.

The name change was approved by the Company’s board of directors in accordance with its articles and became effective on December 29, 2025. As of January 2, 2026, the new CUSIP and ISIN numbers for the common shares will be 68627G104 and CA68627G1046. Shareholders are not required to exchange their existing certificates representing company securities or take any other action in connection with the name change.

About Orion Digital Corp.

Orion Digital Corp. (formerly Mogo Inc.) is a founder-led digital finance company operating across wealth, payments, and digital assets. Through its Intelligent Investing wealth platform, Carta Worldwide payments infrastructure, and long-duration Bitcoin treasury strategy - combined with a disciplined, multi-engine compounding model - Orion Digital is focused on compounding value through execution, scale, and capital discipline.

For more information, visit orion-digital.com

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable securities legislation, including statements regarding trading of the common shares under the new ticker symbol, the company’s capital allocation strategy, strategic initiatives in respect of its wealth management platform and payments business including the integration of stablecoin settlement and digital asset infrastructure. Forward-looking statements are typically identified by words such as “may”, “will”, “could”, “would”, “anticipate”, “believe”, “expect”, “intend”, “potential”, “estimate”, “budget”, “scheduled”, “plans”, “planned”, “forecasts”, “goals” and similar expressions. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Orion Digital’s growth, its ability to expand into new products and markets and its expectations for its future financial performance are subject to a number of conditions, many of which are outside of Orion Digital's control, including the receipt of any required regulatory approval. For a description of the risks associated with Orion Digital's business please refer to the “Risk Factors” section of Orion Digital’s current annual information form, which is available at www.sedarplus.comand www.sec.gov. Except as required by law, Orion Digital disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

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For further information:

Investor Relations

investors@mogo.ca

US Investor Relations Contact

Lytham Partners, LLC

Ben Shamsian

shamsian@lythampartners.com

(646) 829-9701

Media Relations

CORE IR & PR

press@mogo.ca

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